_________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.
One New York Plaza
New York, N.Y. 10004
212-527-4000

_________________________________________________________

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Revlon Employees' Savings, Investment and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
New York, New York
June 27, 2017

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015
(Dollars in thousands)

	2016	2015
Investments at fair value:
Equity securities	$2,127	$2,166
Mutual funds	175,437	171,255
Money market fund	—	23,394
Investments at contract value:
Stable value fund	24,518	—
Total investments (see Note 3)	202,082	196,815

Receivables:
Employer contributions	960	1,025
Loans receivable from participants	3,395	3,352
Total receivables	4,355	4,377

Net assets available for benefits	$206,437	$201,192

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2016 and 2015
(Dollars in thousands)

	2016	2015
Additions to net assets attributable to:
Investment income:
Dividends	$6,641	$7,685
Net appreciation (depreciation) in fair value of investments	3,078	(8,138)
Total investment income (loss)	9,719	(453)

Participant loan interest	145	145

Contributions:
Employees	9,201	8,555
Employer matching, net of forfeitures (see Note 1(g))	3,119	2,914
Employer discretionary	4,669	4,518
Total contributions	16,989	15,987

Total additions	26,853	15,679

Deductions from net assets attributable to:
Distributions to and withdrawals made by participants	21,584	25,324
Loan fees	42	40

Total deductions	21,626	25,364

Net increase (decrease) prior to plan transfer	5,227	(9,685)

Plan transfers in (see Note 1(a))	18	34,197

Increase in net assets available for benefits	5,245	24,512

Net assets available for benefits:
Beginning of year	201,192	176,680
End of year	$206,437	$201,192

See accompanying notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 1	Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions. In the case of any ambiguity or discrepancy, the Plan document shall prevail in all cases.

(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees’ Plan accounts could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003 and December 31, 2009, discretionary employer contribution components were added to the Plan enabling the Company, should it elect to do so, to make discretionary contributions to eligible employees’ Plan accounts.

Effective January 1, 2015, the Colomer USA 401(k) Profit Sharing Plan and the Colomer USA Defined Contribution Plan were merged into the Plan, as part of the Company's integration of The Colomer Group Participations, S.L., now known as Beautyge Participations, S.L. ("Colomer") into the Company, following the Company's October 2013 acquisition of Colomer. Assets of approximately $24.7 million and $8.7 million for the Colomer USA 401(k) Profit Sharing Plan and the Colomer USA Defined Contribution Plan, respectively, were liquidated on December 31, 2014 and were transferred into similar investment funds within the Plan on January 2, 2015. In 2016, additional uncashed checks held by the previous record keeper related to the Colomer USA Defined Contribution Plan were transferred into the Plan. Additionally, 2014 annual employer contributions for the Colomer USA Defined Contribution Plan of approximately $0.8 million were deposited into participant accounts within the Plan on February 20, 2015.

(b)    Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the selection of funds available to Plan participants for investment and reinvestment of the assets in the Plan’s trust fund.

At December 31, 2013, the Plan’s record-keeper for the Plan’s assets was J.P. Morgan Retirement Plan Services, LLC ("J.P. Morgan RPS"). Following the August 29, 2014 acquisition of J.P. Morgan RPS by Great-West Financial Retirement Plan Services (“Great-West”), under the brand name Empower™ Retirement ("Empower"), at December 31, 2016 and 2015 Great-West was the Plan’s record-keeper for the Plan’s assets. The acquisition resulted in the continuation of operations in a manner consistent with how it was previously operated under J.P. Morgan RPS.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

At December 31, 2016 and 2015, the Plan's trustee was Great-West Trust Company, LLC ("Great-West Trust").

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or Roth after-tax basis or a combination of both), up to 25% of their eligible compensation. Highly compensated employees (which for 2016 included employees with 2015 annual earnings of $120,000 or more and for 2015 included employees with 2014 annual earnings of $115,000 or more) were restricted to a maximum contribution of 8% and 6% in 2016 and 2015, respectively. All Plan participants are subject to certain U.S. Internal Revenue Service (“IRS”) rules concerning income ceiling limitations and certain maximum contribution restrictions.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $6,000 in both 2016 and 2015) only if they are contributing the maximum amount allowable under the Plan for the Plan year. Effective January 1, 2014, a participant can make such contributions on a pre-tax basis, Roth after-tax basis, or a combination of both.

The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of the employee's eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested in the Plan in accordance with each Plan participant’s instructions.

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For both 2016 and 2015, the IRS eligible compensation limit was $265,000.

Effective January 1, 1997, the Company may make profit sharing contributions (or no contributions at all) for profit-sharing-eligible employees (the “1997 Profit Sharing Contribution Program”). Under the 1997 Profit Sharing Contribution Program, the amount of the Company’s profit sharing contributions, if any, to a participant’s account is a percentage of the participant’s eligible compensation, as previously defined, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions under the 1997 Profit Sharing Contribution Program, if any (there were none in 2016 and 2015), are invested in the Plan in accordance with each Plan participant's instructions.
Effective January 1, 2003, the Company may make discretionary contributions (the “2003 Discretionary Employer Contribution Program”) to the Plan for a Plan year in any amount it deems suitable (including no contributions at all) to a non-discriminatory group of participants, to be allocated in a non-discriminatory manner. Discretionary employer contributions under the 2003 Discretionary Employer Contribution Program, if any (there were none in 2016 and 2015), are invested in the Plan in accordance with each Plan participant's instructions.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Effective December 31, 2009, the Company may make discretionary profit sharing contributions (the “2009 Discretionary Profit Sharing Contribution Program”) should it elect to do so, in any given year. Under the 2009 Discretionary Profit Sharing Contribution Program, the Company will determine each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit sharing contributions would be made (including no contributions at all) and credited at each quarter for the given Plan year. Under the 2009 Discretionary Profit Sharing Contribution Program, during any given year, profit sharing contributions remain at the Company’s discretion and can be discontinued at any point during the year. For Company contributions under the 2009 Discretionary Profit Sharing Contribution Program, eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary), and any other incentive compensation.
For each of 2016 and 2015, discretionary profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program were 3% of each Plan participant’s eligible compensation, which was credited on a quarterly basis. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions, if any, are invested in the Plan in accordance with each Plan participant's instructions.

Employee contributions are deposited timely into a trust fund and invested in the Plan investment funds referred to in Note 3, “Investments,” in accordance with each Plan participant’s directions.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that any investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives. The Revlon Common Stock Fund was not available at any time for purposes of the 2009 Discretionary Profit Sharing Contribution Program.

(d)	Eligibility

Except as otherwise set forth below in respect to the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program, Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title “On-Call Distribution” or “On-Call Warehouse;” (v) employees who are interns; and (vi) leased employees. Independent contractors are not eligible to participate in the Plan.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

To be eligible for a profit sharing contribution under the 1997 Profit Sharing Contribution Program, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (i) not participate in any other sales or management incentive program offered by the Company; (ii) complete at least 1,000 hours of service during such Plan year; and (iii) be actively employed by the Company on the last day of such Plan year.

To be eligible for a contribution under the 2003 Discretionary Employer Contribution Program, an employee must be an eligible employee and be included in a non-discriminatory group of Plan participants. A non-discriminatory group of Plan participants generally includes non-highly compensated employees.

Eligible employees may participate in the 2009 Discretionary Profit Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions and discretionary employer contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For 2016 and 2015, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the last business day of the month immediately preceding the month in which the loan was made. The repayment period for these loans may be up to five years, or, if the loan was used to purchase a principal residence, may be up to as long as fifteen years. Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Great-West Trust; in either case the repayments are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant's account. As of December 31, 2016, there were 736 active and outstanding loans to participants at interest rates ranging from 4.25% to 9.25%, with maturities through 2031.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2016 and 2015, deemed distributions related to participant loans were $64,852 and $331, respectively.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Profit sharing contributions under the 1997 Profit Sharing Contribution Program, the 2003 Discretionary Employer Contribution Program and the Company’s matching contributions vest fully after one year of service. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions are fully vested immediately upon being credited into a Plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest of: (i) reaching age 65; (ii) termination of employment on account of disability (as defined in the Plan); (iii) death while employed by the Company; or (iv) termination of the Plan.

Matching contributions from the merged Colomer USA 401(k) Profit Sharing Plan vest according to a graded schedule, as follows: 33.33% after one year of service; 66.66% after two years; and 100% after three years.

Annual employer contributions from the merged Colomer USA Defined Contribution Plan vest according to a graded schedule, as follows: 20% after one year of service; 40% after 2 years; 60% after three years; 80% after four years; and 100% after five years.

(g)	Forfeitures

Non-vested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan, to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $78,272 and $97,846 in 2016 and 2015, respectively. The Company uses forfeitures from the current year, as well as any unused forfeitures from prior years, to reduce annual employer contributions to the Plan. Aggregate forfeitures used to reduce 2016 and 2015 Company contributions under the Plan were $84,900 and $90,520, respectively.

(h)	Distribution of Benefits

Upon termination of employment, death, disability or retirement, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years. A participant may elect to have any investment in the Revlon Common Stock Fund distributed in either cash or in shares of Revlon, Inc. Class A common stock. Plan participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan documents. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted, subject to certain limitations.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 2	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in accordance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b) Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during 2016 or 2015, as such expenses were paid by Products Corporation (excluding loan fees, which were borne by participants with loans in accordance with the terms of the Plan, as well as short-term trading and investment fees). Expenses relating to short-term trading fees, investment fees and loan fees are charged against the applicable Plan participants’ investment balances.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Prudential Stable Value Fund ("Stable Value Fund"), a guaranteed income fund, which is stated at contract value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented. The Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis (the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (the date on which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated using the average cost method. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(e)	Participant Loans

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

(f)	Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share of the investment. ASU No. 2015-07 also eliminates the requirement to make certain disclosures for all investments that are eligible to be measured at fair value, using the net asset value per share of the investment. ASU No. 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted ASU No. 2015-07 beginning on January 1, 2016 and the adoption of the new guidance did not have a material impact on the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part III is not applicable to the Plan. Part I requires investments in fully benefit-responsive contracts to be measured, presented and disclosed only at contract value. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part II also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  ASU No. 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and Part II is to be applied retrospectively. The Plan adopted ASU No. 2015-12 beginning on January 1, 2016 and the adoption of the new guidance did not have a material impact on the Plan’s financial statements.

NOTE 3	Investments

As of December 31, 2016, the Plan’s investment options consisted of: (i) 23 mutual funds, including 13 mutual funds with various investment and income objectives and 10 J.P. Morgan “Smart Retirement Funds,” each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date; (ii) the Revlon Common Stock Fund, consisting solely of shares of Revlon, Inc. Class A common stock; and (iii) the Prudential Stable Value Fund, a stable value fund that seeks to preserve principal and liquidity and invests primarily in public bonds, commercial mortgages and private placement bonds.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Included in the Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015 are the following investments, each stated at fair value, with the exception of the Stable Value Fund which is stated at contract value:

	December 31,
	2016	2015
	(Dollars in thousands)
Equity Securities:
Revlon Common Stock Fund	$2,127	$2,166
Mutual Funds:
JPMorgan Large Cap Growth Fund	24,399	28,069
JPMorgan U.S. Small Company Fund	—	1,916
JP Morgan U.S. Small Company Instl Fund	2,289	—
JPMorgan SmartRetirement 2015	6,410	7,074
JPMorgan SmartRetirement 2020	14,694	13,492
JPMorgan SmartRetirement 2025	9,637	9,091
JPMorgan SmartRetirement 2030	17,133	16,231
JPMorgan SmartRetirement 2035	8,522	7,122
JPMorgan SmartRetirement 2040	7,508	6,947
JPMorgan SmartRetirement 2045	4,452	3,400
JPMorgan SmartRetirement 2050	3,682	2,915
JPMorgan SmartRetirement 2055	880	333
JPMorgan SmartRetirement Income Fund	2,632	2,696
JHancock III Disciplined Value Fund	19,109	19,010
Artisan Mid Cap Fund – Investor Class	12,816	15,329
American Funds EuroPacific Growth Fund – Class R4	—	9,043
American Funds EuroPacific Growth Fund – Class R6	8,550	—
American Beacon Mid Cap Value Fund	897	573
Vanguard 500 Index Admiral Fund	11,150	9,068
Vanguard Extended Market Index Admiral Fund	4,536	4,000
Vanguard Inflation Fund	1,193	812
PIMCO Income Fund – Institutional Class	4,896	3,842
Janus Flexible Bond	7,007	7,508
Oppenheimer Developing Markets Fund	2,674	2,502
Templeton Global Bond Fund	371	282
Total Mutual Funds	175,437	171,255
Money Market Fund:
JPMorgan Prime Money Market	—	23,394
Total Investments at Fair Value (a)	177,564	196,815
Stable Value Fund:
Prudential Stable Value Fund (b)	24,518	—
Total Investments	$202,082	$196,815

(a) Assets and liabilities measured at fair value are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing the fair value measurement of assets and liabilities are as follows:

•	Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

•
Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The fair values of the Plan’s investments were determined as follows:

•
Revlon Common Stock Fund: The fair value of the investments in the Revlon Common Stock Fund reflects the closing price of shares of Revlon, Inc. Class A common stock as reported on the New York Stock Exchange (the "NYSE") on which such shares are listed. The Company classifies the Revlon Common Stock Fund investments within Level 1 of the fair value hierarchy.

•
Mutual funds: The fair values of the investments included in the mutual funds asset class are determined using net asset value (“NAV”) provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.

•
Money market fund: The money market fund is comprised of cash and cash equivalents measured at cost, which approximates fair value. The Company classifies the money market fund within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2016 and 2015 and there were no transfers between fair value levels during the years ended December 31, 2016 and 2015.

As of December 31, 2016, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$2,127	$2,127	$—	$—
Mutual funds:
U.S. large cap equities	54,659	54,659	—	—
U.S. small/mid cap equities	20,538	20,538	—	—
Target date blended	75,550	75,550	—	—
International equities	8,550	8,550	—	—
Emerging market equities	2,674	2,674	—	—
Corporate bonds	8,333	8,333	—	—
Government bonds	5,133	5,133	—	—
Total assets at fair value	$177,564	$177,564	$—	$—

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

As of December 31, 2015, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$2,166	2,166	$—	$—
Mutual funds:
U.S. large cap equities	56,148	56,148	—	—
U.S. small/mid cap equities	21,818	21,818	—	—
Target date blended	69,300	69,300	—	—
International equities	9,043	9,043	—	—
Emerging market equities	2,502	2,502	—	—
Corporate bonds	8,639	8,639	—	—
Government bonds	3,805	3,805	—	—
Money market fund	23,394	23,394	—	—
Total assets at fair value	$196,815	$196,815	$—	$—

(b) In April 2016, the Prudential Stable Value Fund was added to the Plan as an investment option. The Stable Value Fund primarily invests in a broadly diversified, fixed income portfolio, which includes public bonds, commercial mortgages and private placement bonds. The objective of the fund is to preserve principle and accumulated interest and provide liquidity of investment.

The Plan's investment in the Stable Value Fund is fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to this investment. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. The Stable Value Fund is valued based on information reported by Prudential, the fund's issuer.

Certain events may limit the ability of the Stable Value Fund or the Plan with respect to the Stable Value Fund to transact at contract value. Withdrawals from the Stable Value Fund prompted by the Plan or the Company, such as withdrawals resulting from adjustments to the Plan's investment options, may be paid at less than full contract value. The Plan administrator does not believe that the occurrence of any such events is probable.

At December 31, 2016, the Plan had no unfunded commitments related to the Stable Value Fund.

NOTE 4	Risks and Uncertainties

The Plan’s participants direct their respective account balances into various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statements of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Revlon Common Stock Fund, which invests in the securities of a single issuer.

NOTE 5	Plan Termination

Products Corporation has the right to amend or terminate the Plan or any of its components at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and ministerial amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of Company contributions allocated to that Plan participant’s account.

NOTE 6	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of Section 501(a) of the Code. The IRS has issued a favorable determination letter, dated November 14, 2012, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through January 1, 2011, as a qualified plan under Sections 401(a) and 401(k) of the Code. Although the Plan has been amended since January 1, 2011, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes. On February 1, 2016, Products Corporation submitted an application for an updated determination letter to the IRS along with plan amendments and a plan restatement, and the application is pending review by the IRS.

U.S. GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Products Corporation, in its capacity as Plan sponsor, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress and the Plan sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2013.

NOTE 7	Related Party Transactions

As of December 31, 2016, the Plan held investments of $2,126,674, or 72,956 shares, of Revlon, Inc. Class A common stock (based on its NYSE closing price of $29.15 per share on December 31, 2016), which at that date was approximately 1.1% of the Plan’s net assets available for benefits. As of December 31, 2015, the Plan held investments of $2,145,391, or 77,061 shares, of Revlon, Inc. Class A common stock (based on its NYSE closing price of $27.84 per share on December 31, 2015), which at that date was approximately 1.1% of the Plan’s net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 8	Subsequent Events

The Plan Sponsor has evaluated subsequent events from December 31, 2016 through June 27, 2017 and determined that no significant adjustments or disclosures are required.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Fair Value
	J.P. Morgan Asset Management	JPMorgan Large Cap Growth Fund, 754,227 shares (mutual fund)	**	$24,399,255
		JPMorgan US Small Company Institutional, 125,047 shares (mutual fund)	**	2,288,358
		JPMorgan SmartRetirement 2015, 367,779 shares (mutual fund)	**	6,410,385
		JPMorgan SmartRetirement 2020, 810,040 shares (mutual fund)	**	14,694,130
		JPMorgan SmartRetirement 2025, 549,098 shares (mutual fund)	**	9,636,664
		JPMorgan SmartRetirement 2030, 908,892 shares (mutual fund)	**	17,132,613
		JPMorgan SmartRetirement 2035, 471,340 shares (mutual fund)	**	8,521,824
		JPMorgan SmartRetirement 2040, 387,417 shares (mutual fund)	**	7,508,149
		JPMorgan SmartRetirement 2045, 242,764 shares (mutual fund)	**	4,452,296
		JPMorgan SmartRetirement 2050, 200,966 shares (mutual fund)	**	3,681,700
		JPMorgan SmartRetirement 2055, 43,272 shares (mutual fund)	**	879,712
		JPMorgan SmartRetirement Income, 151,113 shares (mutual fund)	**	2,632,397

	John Hancock Funds, LLC	John Hancock III Disciplined Value Fund, 985,502 shares (mutual fund)	**	19,108,891

	Artisan Funds, Inc.	Artisan Mid Cap Fund, 352,286 shares (mutual fund)	**	12,816,154

	American Funds Distributors	American Funds EuroPacific Growth Fund - Class R6; 189,833 shares (mutual fund)	**	8,550,071

	American Beacon Funds	American Beacon Mid Cap Value Fund; 59,099 shares (mutual fund)	**	897,121

	The Vanguard Group, Inc.	Vanguard 500 Index Admiral Fund; 53,978 shares (mutual fund)	**	11,150,176
		Vanguard Extended Market Index Fund; 62,376 shares (mutual fund)	**	4,535,952
		Vanguard Inflation Fund; 91,933 shares (mutual fund)	**	1,193,292

	PIMCO Funds	PIMCO Income Fund - Institutional Class; 405,942 shares (mutual fund)	**	4,895,655

	Janus Capital Group	Janus Flexible Bond Fund; 681,631 shares (mutual fund)	**	7,007,168

	Oppenheimer Funds	Oppenheimer Developing Markets Fund; 83,674 shares (mutual fund)	**	2,674,233

	Franklin Templeton Investments	Templeton Global Bond Fund; 30,969 shares (mutual fund)	**	370,384

***	Prudential Investments	Prudential Stable Value Fund; 967,087 units (stable value fund)	**	24,518,365

*	Revlon, Inc.	Revlon Common Stock Fund; 72,956 shares (equity security)	**	2,126,674

*	Loans to participants	Loans to participants at interest rates, ranging from 4.25% to 9.25%, with maturities through 2031; 736 active and outstanding loans		3,395,007
	Total Investments			$205,476,626

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Investment at contract value.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Brian Goldberg ------------------------------------------------ Brian Goldberg Member of the Plan’s Administrative Committee
Dated: June 27, 2017

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm